EXHIBIT 99.1

POET Technologies to Participate at Upcoming Virtual Financial Conferences

TORONTO, Aug. 28, 2020 (GLOBE NEWSWIRE) -- POET Technologies, Inc. (OTCQX: POETF; TSX Venture: PTK) the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and telecommunication markets, today announced that management is scheduled to present and host meetings with participating investors at the following virtual financial conferences.

LD Micro 500 Conference
Date: Thursday, September 3rd
Presentation: 9:20 AM Eastern Time
Presenter: Thomas Mika, Executive Vice President & CFO

H.C. Wainwright 22nd Annual Global Investment Conference
Dates: September 14th & 15th
Fireside Chat: Monday, September 14th at 2:30 PM Eastern Time
Presenters: Vivek Rajgarhia, President & General Manager
                   Thomas Mika, Executive Vice President & CFO

Portfolio managers and analysts can request a meeting with POET management by contacting their sales representative at the respective hosting firms. Additionally, live and archived webcasts of POET’s presentations will be made available on the Presentations and Events page of the Company’s website.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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